EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 26, 2005

(Thousands of Dollars)

	Six
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net earnings	$ 25,741	29,454
Add:
Fixed charges	21,293	10,641
Income taxes	3,724	3,236
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Total	$ 50,758	43,331
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Fixed charges:
Interest on long-term debt	$ 13,767	6,911
Other interest charges	1,284	573
Amortization of debt expense	329	165
Rental expense representative
of interest factor	5,913	2,992
	------------	----------
Total	$ 21,293	10,641
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Ratio of earnings to fixed charges	2.384	4.072
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